

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

Via E-mail
Derek Peterson
Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, CA 92612

> **Re: Terra Tech Corp.**
> **Current Report on Form 8-K**
> **Filed February 10, 2012**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed February 21, 2012**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed February 28, 2012**
> **File No. 000-54258**

Dear Mr. Peterson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Service and Program, page 4

1.   We note your disclosure that you use "best of breed" equipment with "proprietary technology" to create your products. Please clarify which of your products are proprietary and which of the products you sell are the products of third party manufacturers. Please also clarify which products you manufacture, if any, and what proprietary technology you utilize to create your products. Please disclose whether you utilize third parties in manufacturing your products.

2.   We note your disclosure that you create solutions for "the cultivation of indoor agriculture." From your website at http://www.growopltd.com and various news reports, it appears that some of your products are targeted at growers of medical marijuana. If material, please revise your disclosure as appropriate to discuss this market. Please also, to the extent material, revise your disclosure under "Government Regulations and Approvals" and "Risk Factors" as necessary to clarify the regulatory environment that affects your sales to this market, including the regulatory environment that applies to your intended customers.

3.   Please provide additional detail regarding your claim that your products are used by Fortune 500 Companies. Specifically, in light of the fact that you have not identified any 10% customers, please explain in more detail the reason for identifying "Fortune 500 Companies" as users of your products.

4.   Please clarify which of your products can be found at specialty retailers throughout the United States. Please also quantify the portion of your revenues that are derived from sales through third parties retailers.

Commercial AG, page 4

5.   Please disclose whether you have any formal arrangement or written contracts with Bayer Crop Sciences.

Competition, page 5

6.   Please expand your current disclosure to provide a meaningful discussion of the competitive landscape. Your present disclosure appears to indicate that there is no current competition.

Intellectual Property, page 5

7.   Please reconcile your disclosure here with the third risk factor on page 8.

Risk Factors, page 5

8.   Please revise your second risk factor to clarify how this risk applies to your company.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 9

Results of Operations, page 10

9.   Please amend this filing to expand your MD&A discussion to include a discussion
        of the material items affecting your results of operations and the underlying
        causes for material changes to the extent necessary to an understanding of your
        business as a whole. In this regard, provide a comparative analysis of the changes
        in your revenues, cost of goods sold and selling, general and administrative
        expenses for the periods presented in the financial statements. Refer to
        Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

10.   We note that you have included a discussion about current liabilities within the
        section labeled "Results of Operations." Please revise to place any discussion
        pertaining to balance sheet items under "Liquidity and Capital Resources" or
        other separate heading. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

11.   We note the disclosure of total expenses of $586,166 and $578,013 for the nine
        months ended September 30, 2011 and the period March 16, 2010 (inception) to
        December 31, 2010, respectively. Based on the disclosures in the Condensed
        Statements of Operations these amounts appear to relate to the loss from
        operations. Please revise to reconcile the description in your MD&A to the
        statements of operations.

Liquidity and Capital Resources, page 11

12.   We note your disclosure that you "may require additional capital investments or
        borrowed funds to meet cash flow projections and carry forward [y]our business
        objectives" and you anticipate that your revenues will be adequate to provide the
        minimum operating cash requirements to continue as a going concern. However,
        we also note that you have incurred significant losses from operations for both
        periods recorded since your inception. Please explain to us the basis for your
        statement that you expect your revenues will cover your "minimum operating
        cash requirements." Alternatively, revise your disclosures as appropriate to
        accurately portray your liquidity needs. Refer to Item 303(a)(1) of
        Regulation S-K.

Going Concern, page 11

13.   We note that discussion in this section is generally based on the going concern
        opinion issued by your auditors. In reference to your working capital, please
        revise to include the most recent period included in your financial statements –
        i.e., September 30, 2011. Further in that regard, reconcile the amounts of the

working capital deficits to those recorded on the balance sheet. For example, as of the year ended December 31, 2010, it appears that your working capital was $13,944 rather than a deficit of $88,438.

Critical Accounting Policies, page 12

14.   We note that within this critical accounting policy section, you have duplicated the disclosures included in the footnotes to your financial statements identified as "significant accounting policies." While accounting policy footnotes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise this section to include these disclosures within MD&A as a separate discussion of only your critical accounting policies to provide greater insight into the quality and variability of the significant estimates and assumptions that are used in connection with your critical accounting policies and estimates. Refer to SEC Release 33-8350.

Security Ownership of Certain Beneficial Owners and Management, page 16

15.   Please note that for purposes of this table, a person is deemed to beneficially own the securities held by his spouse, whether or not he disclaims such ownership. Please revise as appropriate.

Directors and Executive Officers, page 17

16.   We note that your table of executive officers does not include a chief financial officer. Please advise.

17.   Please revise to briefly discuss the specific experience, qualifications, attributes, or skills that led to your conclusion that each of your directors should serve as director in light of your business and structure. See Regulation S-K Item 401(e).

Legal Proceedings, page 19

18.   Please explain the reference to "the Offering."

Certain Relationships and Related Transactions, page 19

19.   Please reconcile your disclosure here with disclosure in Note 13 in Exhibit 99.1.

Changes in and Disagreements with Accountants on Accounting and Financial
Disclosure, page 24

20.   We note your disclosure that you have had no changes to your certified
        independent accountants within the past two fiscal years other than the change
        that occurred on November 5, 2009. It appears that the reverse acquisition of
        GrowOp Technology with Private Secretary resulted in a change in accountant
        requiring the filing of an Item 4.01 Form 8-K within four business days of the
        change in accountants. Please tell us when you intend to file the Item 4.01
        Form 8-K.

Effective Date, page 26

21.   We note that your preferred stock will be authorized on February 26, 2012.
        Please update your disclosure throughout your filing regarding the issuance of
        your preferred shares. Please include updated disclosure to indicate whether the
        preferred shares were issued in satisfaction of debt owed to officers as referred to
        in Note 13 to GrowOp Technology Ltd.'s financial statements.

Exhibit 99.1

Condensed Statement of Stockholders' Equity, page 5

22.   We note the value assigned to warrants issued during the interim period ended
        September 30, 2011. We further note the disclosures in Notes 9 and 10 about the
        warrant expenses recognized during that period related to 100,000 shares of
        common stock issued in August 2011. In regards to warrants received by
        subscribers of other common shares issued in private placements during the year
        ended December 31, 2010 (518,800) and the nine months ended September 30,
        2011 (412,600), please explain to us why there were no fair values recognized
        based on the Black-Scholes model or other valuation method.

23.   As a related matter, please revise to disclose the valuation method and significant
        assumptions used to value the warrants. Refer to paragraph 718-10-50-2.f. of the
        FASB Accounting Standards Codification.

Note 1. Summary of Significant Accounting Policies, page 8

Cost of Goods Sold, page 10

24.   We note from your disclosure here that you changed the focus of your business in
        late 2010 to "manufacturing" hydroponic equipment. Conversely, we note from
        your disclosure for prepaid inventory that it "represents deposits made to foreign
        manufacturers for purchase orders of specific inventory." Further supporting this

position is disclosure in Note 4 that your inventories consist exclusively of finished goods. Please explain to us how you are manufacturing hydroponic equipment when there is no indication of raw materials and work-in-process included in your inventory assets and your investment in fixed assets to produce such is minimal.

Revenue Recognition, page 9

25. Please tell us and revise to disclose whether you recognize revenue based on the gross amount billed to customers or the net amount retained in accordance with paragraph 605-45-05 of the FASB Accounting Standards Codification for hydroponic equipment sales. Include in your response a discussion of the factors listed in paragraphs 605-45-45-3 through 605-45-45-18 of the FASB Accounting Standards Codification.

Recent Accounting Pronouncements, page 11

26. We note your disclosure on page 12 that "other than the events in Note 18, the Company is not aware of any subsequent events." However, we do not see where you have included a discussion of subsequent events, including a discussion of the reverse merger transaction. Please revise or advise.

27. As a related matter, we note that you evaluated subsequent events through December 19, 2011, the date the financial statements were available to be issued. However, your audit opinion is dated February 6, 2012. Please tell us, and revise as necessary, how your financial statements were available to be issued prior to the completion of the audit.

Exhibit 99.2

Pro Forma Financial Statements

28. The pro forma financial statements presented as Exhibit 99.2 do not appear to comply with the guidance in Article 11 of Regulation S-X. For example, we note that you include pro forma adjustments for the balance sheet with no description of the basis for the entry, which does not appear to be in accordance with Rule 11-02(b)(1) of Regulation S-X. Similarly, with the absence of a pro forma statement of operations for the year ended December 31, 2010 of the accounting acquirer, the form and content is not in compliance with Rule 11-02(b) of Regulation S-X. Please amend this Form 8-K to include pro forma financial statements for the appropriate periods, in columnar form, showing both historical financial information of GrowOp Technologies Ltd. and Private Secretary, Inc., and reflecting appropriate pro forma adjustments referenced to footnotes explaining all assumptions made in your presentation. In addition, include an

introductory paragraph that clearly explains the transaction being presented, the entities involved and what the pro forma presentation is intended to show.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Lynn Dicker at (202) 551-3616 if you have any questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: Thomas E. Puzzo, Esq.